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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 14)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                         Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         July 11, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103
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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G.C. Associates Holdings Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                936,501 SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                   0    SHARES
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         936,501 SHARES
                         -------
                    10. SHARED DISPOSITIVE POWER
                            0    SHARES
                         -------
11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
     PERSON     936,501 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.8%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS
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Item 1.        Security and Issuer.
               --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.        Purpose of Transaction.
               -----------------------
      Item 4 of the Statement is hereby amended to add the following:

      On July 11, 2000, the Company's Board of Directors and GC agreed to a proposed merger of GC (or a subsidiary thereof) into the Company pursuant to which all minority holders of Common Stock would receive $10.00 per share in cash. Consummation of the merger would be subject, among other conditions, to (i) satisfactory completion by GC of its due diligence review of the Company's business, assets and liabilities, (ii) execution and delivery of a definitive merger agreement and such other documentation (including regulatory filings) as may be requisite or appropriate and (iii) receipt by the Company of an independent fairness opinion. The merger is expected to become effective by the early part of the fourth quarter.

      In a separate action, the Company has declared a special cash dividend in the aggregate amount of $780,500 payable pro rata to holders of the Company's Common Stock of record on August 18, 2000; GC has informed the Company that it has not determined whether it will exercise all or any portion of its 279,840 Warrants prior to the record date. Reference is made to the Company's public press release of July 11, 2000.

     Pending  consummation  of  the  proposed  merger,  GC   may
continue to acquire shares of Common Stock and/or Warrants in the open market at times and at prices which it determines are appropriate.



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Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              G.C. Associates Holdings Corp.



                              By: /s/ Steven B. Lapin
                                  -------------------
                                      Steven B. Lapin



July 12, 2000